Exhibit (a)(1)(G)
FORM OF CONFIRMATION LETTER TO ELIGIBLE OPTIONHOLDERS
PARTICIPATING IN THE EXCHANGE OFFER

Date:
To:
From:	Unica Corporation
Re:	Confirmation of Acceptance of Election Form
Thank you for your submission of the Election Form. We confirm with this letter that we have accepted your Election Form and have cancelled your eligible option grants that you tendered for exchange. Subject to the other terms and conditions of the exchange offer, you have been granted new option grants for the purchase of shares of our common stock.
Shortly, we will be sending you stock option agreements for your new option grants. If you are a U.S. employee, your new option grants will be delivered electronically and you will be notified via e-mail when they are ready for acceptance. If you are a non-U.S. employee, we will be sending you hard copies of the stock option agreements for your review and execution.
In the meanwhile, if you have any questions, please send us an email at achase@unica.com.